Mail Stop 0510

      February 14, 2005

via U.S. mail and facsimile

Mr. James P. Hart
Acting Chief Financial Officer
Valley National Gases, Inc.
200 West Beau Street, Suite 200
Washington, PA  15301

	RE:	Form 10-K for the fiscal year ended June 30, 2004
		Form 10-Q for the quarter ended September 30, 2004

		File No. 1-15191

Dear Mr. Hart:

      We have reviewed your letter dated February 11, 2005 and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







FORM 10-K FOR THE YEAR ENDED JUNE 30, 2004

Comments applicable to your overall filing

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Contractual Obligations, page 18

2. We have reviewed your response to comment 3. We continue to believe that the estimated payments on your debt and the payments you are obligated to make under your interest rate swap agreement should be included in your table of contractual obligations. Please revise your table and disclose any assumptions you made to derive these amounts.

Financial Statements

3. Please present comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. Your presentation of this information in your footnotes on page F-10 does not meet this requirement. See paragraph 22 of SFAS 130.

Consolidated Statements of Operations, page F-4

4. We have reviewed your response to comment 6. In future filings, please revise your presentation of the gain (loss) on disposal of assets to comply with paragraph 45 of SFAS 144. This presentation should apply for all periods subsequent to your adoption of SFAS
144.

Note 9 - Lease Obligations, page F-17

5. We have reviewed your response to comment 11. Your response specifically addressed escalation clauses, but there was no discussion over step rent provisions, capital improvement funding and any other lease concessions which may be present in your leases. Please disclose if your leases have any step rent provisions, capital improvement funding and any other lease concessions, and how you account for these items. In addition, please tell us the quantitative impact, as well as the cumulative impact, on each quarter during the last three years and any subsequent interim period had you accounted for your leases in accordance with SFAS 13 and FTB
88-1 from the inception of each lease.

*    *    *    *

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 824-5685 or, in his absence, to the undersigned at (202) 942-1774.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief


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Mr. James P. Hart
February 14, 2005
Page 1 of 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE